    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 9, 2000
                                                      REGISTRATION NO. 333-44470
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                         POST-EFFECTIVE AMENDMENT NO. 1
                                       ON
                                    FORM S-1

                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933

                                ----------------

                                 AEROGEN, INC.

             (Exact name of registrant as specified in its charter)

               DELAWARE                                 3845                                33-0488580
   (State or other jurisdiction of          (Primary Standard Industrial                 (I.R.S. Employer
    incorporation or organization)          Classification Code Number)               Identification Number)

                               1310 ORLEANS DRIVE
                          SUNNYVALE, CALIFORNIA 94089
                                 (408) 543-2400

  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                              JANE E. SHAW, PH.D.
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                                 AEROGEN, INC.
                               1310 ORLEANS DRIVE
                          SUNNYVALE, CALIFORNIA 94089
                                 (408) 543-2400
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   COPIES TO:

                  ROBERT J. BRIGHAM, ESQ.                                      JAMES R. TANENBAUM, ESQ.
                   KEITH D. PISANI, ESQ.                                         ANNA T. PINEDO, ESQ.
                     Cooley Godward LLP                                     Stroock & Stroock & Lavan LLP
                   Five Palo Alto Square                                           180 Maiden Lane
                    3000 El Camino Real                                        New York, NY 10038-4982
                Palo Alto, California 94306                                     Phone: (212) 806-5400
                   Phone: (650) 843-5000                                      Facsimile: (212) 806-6006
                 Facsimile: (650) 849-7400

                  APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

    If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. /X/

    If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following table sets forth all costs and expenses, other than the underwriting discounts and commissions, payable by the company in connection with the sale of common stock being registered hereby. All of the amounts shown are estimates except the SEC registration fee and the NASDAQ National Market listing fee.

                                                                AMOUNT
                                                                TO BE
                                                                 PAID
                                                              ----------
SEC registration fee........................................  $   16,395
NASD filing fee.............................................       6,250
NASDAQ listing fee..........................................      95,000
Accounting fees and expenses................................     450,000
Legal fees and expenses.....................................     500,000
Printing and engraving expenses.............................     350,000
Transfer Agent and registrar fees...........................      11,500
Miscellaneous...............................................      70,855
                                                              ----------
  Total.....................................................  $1,500,000
                                                              ==========

------------------------

*   To be completed by amendment

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    As permitted by Delaware law, our amended and restated certificate of incorporation provides that no director of ours will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for any breach of duty of loyalty to us or to our stockholders;

    - for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

    - for unlawful payment of dividends or unlawful stock repurchases or redemptions under Section 174 of the Delaware General Corporation Law; or

    - for any transaction from which the director derived an improper personal benefit.

    Our amended and restated certificate of incorporation further provides that we must indemnify our directors and executive officers and may indemnify our other officers and employees and agents to the fullest extent permitted by Delaware law. We believe that indemnification under our amended and restated certificate of incorporation covers negligence and gross negligence on the part of indemnified parties.

    We intend to enter into indemnification agreements with each of our directors and officers. These agreements, among other things, will require us to indemnify each director and officer for certain expenses including attorneys' fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of AeroGen, arising out of the person's services as our director or officer, any subsidiary of ours or any other company or enterprise to which the person provides services at our request.

    The underwriting agreement (Exhibit 1.1) will provide for indemnification by the underwriters of AeroGen, our directors, our officers who sign the registration statement, and our controlling persons for some liabilities, including liabilities arising under the Securities Act.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

    Since July 1997, we have sold and issued the following unregistered securities:

 (1) From July 1997 through October 30, 2000, AeroGen has granted stock options to purchase 1,986,136 shares of common stock to employees, consultants and directors pursuant to its 1994 Stock Option Plan and 1996 Stock Option Plan. Of these options, 321,079 have been canceled without being exercised, 656,391 have been exercised, 7,187 have been repurchased, and 1,246,502 shares remain outstanding.

 (2) From April 1997 through November 1997, AeroGen issued 9,245,300 shares of Series C preferred stock to 17 investors, including 14 institutional investors and three individuals at a purchase price of $1.00 per share for an aggregate purchase price of $9,245,300. Shares of Series C preferred stock are convertible into shares of common stock at the rate of one share of common stock for each three shares of Series C preferred stock owned.

 (3) In October 1997, AeroGen issued warrants to purchase up to 130,000 shares of Series C preferred stock at an exercise price of $1.00 per share to two equipment leasing companies, Venture Lending & Leasing, Inc. and Venture Lending & Leasing II, Inc. Shares of Series C preferred stock are convertible into shares of common stock at the rate of one share of common stock for each three shares of Series C preferred stock owned.

 (4) In January 1998, AeroGen issued 466,666 shares of common stock to Jane E. Shaw at $0.30 per share, for a purchase price of $140,000.

 (5) In August 1998, AeroGen issued 10,285,714 shares of Series D preferred stock to 20 investors including 15 institutional investors, three individuals and two trusts at a purchase price $1.75 per share for an aggregate purchase price of $17,999,999. Shares of Series D preferred stock are convertible into shares of common stock at the rate of one share of common stock for each three shares of Series D preferred stock owned.

 (6) In November 1998, AeroGen issued 90,000 shares of common stock to Casper L. de Clercq at $0.60 per share, for a purchase price of $54,000.

 (7) From March 2000 through May 2000, AeroGen issued 1,923,078 shares of Series E preferred stock to two purchasers, PathoGenesis Corporation and Becton, Dickinson and Company, at a purchase price of $2.60 per share for an aggregate purchase price of $5,000,002. Shares of Series E preferred stock are convertible into shares of common stock at the rate of one share of common stock for each three shares of Series E preferred stock owned.

 (8) In April 2000, AeroGen issued 180,000 shares of common stock to two purchasers, Michael A. Klimowicz and Deborah K. Karlson, at prices of $0.30 and $0.60 per share, for an aggregate purchase price of $106,000.

 (9) In May 2000, AeroGen issued 1,725,000 shares of Series E preferred stock in exchange for all voting shares of stock of Cerus Limited, held by 20 individuals, in connection with the acquisition of Cerus by AeroGen, whereby Cerus became a subsidiary of AeroGen. Shares of Series E preferred stock are convertible into shares of common stock at the rate of one share of common stock for each three shares of Series E preferred stock owned.

 (10) In July 2000, AeroGen issued 7,498,223 shares of Series F preferred stock to 30 investors including 20 institutional investors, six individuals and four trusts at a purchase price of $2.25 per share for an aggregate purchase price of $16,871,001. Shares of Series F Preferred Stock are convertible into shares of common stock at the rate of one share of common stock for each three shares of Series F Preferred Stock owned.

    The sales and issuances of securities described in paragraph (1) above were deemed to be exempt from registration under the Securities Act by virtue of Rule 701 of the Securities Act in that they were offered and sold either pursuant to a written compensatory benefit plan or pursuant to a written contract relating to compensation, as provided by Rule 701. The sales and issuances of securities described in paragraphs (2), (5), (7) and (10) above were deemed to be exempt from registration under the Securities Act in reliance upon Regulation D. The sales and issuances of securities described in paragraphs (3), (4), (6) and (8) above were deemed to be exempt from registration under the Securities Act in reliance upon Rule 4(2). The issuance of securities described in paragraph (9) above was deemed to be exempt from registration under the Securities Act in reliance upon Regulation S.

    Appropriate legends are affixed to the stock certificates issued in the aforementioned transactions. Similar legends were imposed in connection with any subsequent sales of any such securities. All recipients either received adequate information about AeroGen or had access, through employment or other relationships, to such information.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

    (a)  Exhibits

        EXHIBIT
        NUMBER                              DESCRIPTION OF DOCUMENT
        ------            ------------------------------------------------------------
 1.1+                     Form of Underwriting Agreement
 3.1+                     Amended and Restated Certificate of Incorporation of AeroGen
 3.2+                     Amended and Restated Certificate of Incorporation of AeroGen
                          to be effective upon the closing of the offering
 3.3+                     Bylaws of AeroGen
 3.4+                     Amended and Restated Bylaws of the AeroGen to be effective upon the closing of the offering
 4.1+                     Specimen Common Stock Certificate
 4.2+                     Fourth Amended & Restated Information and Registration
                          Rights Agreement dated July 7, 2000 between AeroGen and
                          holders of AeroGen Series A, Series B, Series C, Series D,
                          Series E, and Series F preferred stock and holders of
                          warrants to purchase AeroGen common stock or Series C
                          preferred stock
 4.3+                     Warrant, dated June 20, 1995, to purchase common stock of
                          AeroGen issued to Venture Lending & Leasing, Inc.
 4.4+                     Warrant, dated October 14, 1997, to purchase Series C
                          preferred stock of AeroGen issued to Venture Lending &
                          Leasing II, Inc.
 4.5+                     Warrant, dated October 14, 1997, to purchase Series C
                          preferred stock of AeroGen issued to Venture Lending &
                          Leasing, Inc.
 4.6+                     Stock Purchase Agreement between AeroGen and PathoGenesis
                          Corporation, dated March 13, 2000
 4.7+++                   Stock Purchase Agreement between AeroGen and Becton,
                          Dickinson and Company, dated May 10, 2000
 5.1                      Opinion of Cooley Godward LLP
10.1+                     Form of Indemnity Agreement
10.2+                     1994 Stock Option Plan
10.3+                     1996 Stock Option Plan

        EXHIBIT
        NUMBER                              DESCRIPTION OF DOCUMENT
        ------            ------------------------------------------------------------
10.4+                     2000 Equity Incentive Plan
10.5+                     2000 Non-Employee Directors' Stock Option Plan
10.6+                     2000 Employee Stock Purchase Plan
10.7+                     Sublease between AeroGen and MicroBar dated April 3, 1997
10.8+                     Sublease between AeroGen and MicroBar dated August 9, 1999
10.9++                    Development & Supply Agreement between AeroGen and
                          PathoGenesis Corporation dated March 13, 2000
10.10+++                  Development Agreement between Becton, Dickinson and Company and AeroGen, dated May 10, 2000
10.11+                    Settlement Agreement between Bespak plc and AeroGen and
                          Tenax Corporation, dated March 4, 1999
10.12+                    Agreement for the Acquisition By Way of Exchange of the
                          Entire Issued "A" Share Capital of Cerus Limited, dated May
                          25, 2000
10.13+                    Amended and Restated 1996 Stock Option Plan
10.14+                    AeroGen, Inc. Executive Severance Benefit Plan
21.1+                     Subsidiaries of AeroGen
23.1+                     Consent of PricewaterhouseCoopers LLP, independent
                          accountants
23.2+                     Consent of PricewaterhouseCoopers, independent accountants
23.3+                     Consent of Cooley Godward LLP. Reference is made to Exhibit
                          5.1
23.4+                     Consent of IMS HEALTH
23.5+                     Consent of Front Line Strategic Management Consulting, Inc.
24.1+                     Power of Attorney. Reference is made to Page II-6
27.1+                     Financial Data Schedule

------------------------

++   Confidential treatment requested as to specific portions, which portions are omitted and filed separately with the Securities and Exchange
    Commission.

+   Previously filed.

    (b) Financial Statement Schedules

    All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

ITEM 17.  UNDERTAKINGS.

    The registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

    Insofar as indemnification by the registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this Registration Statement or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sunnyvale, State of California, on the 14th day of November, 2000.

                                                       AEROGEN, INC.

                                                       By:  *
                                                            -----------------------------------------
                                                            Jane E. Shaw, Ph.D.
                                                            Chairman and Chief Executive Officer
                                                            (Principal Executive Officer)

               SIGNATURE                                      TITLE                          DATE
               ---------                                      -----                          ----
*                                                  Chairman and Chief                  November 14, 2000
-------------------------------                    Executive Officer and
Jane E. Shaw, Ph.D.                                Director (Principal
                                                   Executive Officer)

*                                                  Chief Financial Officer             November 14, 2000
-------------------------------                    (Principal Financial and
Deborah K. Karlson                                 Accounting Officer)

*                                                  Chief Technical Officer and         November 14, 2000
-------------------------------                    Director
Yehuda Ivri

*                                                  Director                            November 14, 2000
-------------------------------
Thomas R. Baruch

*                                                  Director                            November 14, 2000
-------------------------------
Jean-Jacques Bienaime

*                                                  Director                            November 14, 2000
-------------------------------
Phyllis I. Gardner, M.D.

*                                                  Director                            November 14, 2000
-------------------------------
Susan D. Desmond-Hellmann

*                                                  Director                            November 14, 2000
-------------------------------
Philip M. Young

*By:  /s/ CAROL GAMBLE
      ----------------------------------
      Carol Gamble
      Attorney-in-fact

                                 AEROGEN, INC.
                                 EXHIBIT INDEX

        EXHIBIT
        NUMBER            DESCRIPTION
-----------------------   -----------
 1.1+                     Form of Underwriting Agreement

 3.1+                     Amended and Restated Certificate of Incorporation of AeroGen

 3.2+                     Amended and Restated Certificate of Incorporation of AeroGen
                          to be effective upon the closing of the offering

 3.3+                     Bylaws of AeroGen

 3.4+                     Amended and Restated Bylaws of AeroGen to be effective upon the closing of the offering

 4.1+                     Specimen Common Stock Certificate

 4.2+                     Fourth Amended & Restated Information and Registration
                          Rights Agreement dated July 7, 2000 between AeroGen and
                          holders of AeroGen Series A, Series B, Series C, Series D,
                          Series E, and Series F preferred stock and holders of
                          warrants to purchase AeroGen common stock or Series C
                          preferred stock

 4.3+                     Warrant, dated June 20, 1995, to purchase common stock of
                          AeroGen issued to Venture Lending & Leasing, Inc.

 4.4+ Warrant, dated October 14, 1997, to purchase Series C preferred stock of AeroGen issued to Venture Lending &
                          Leasing II, Inc.

 4.5+ Warrant, dated October 14, 1997, to purchase Series C preferred stock of AeroGen issued to Venture Lending &
                          Leasing, Inc.

 4.6+                     Stock Purchase Agreement between AeroGen and PathoGenesis
                          Corporation, dated March 13, 2000

 4.7+++                   Stock Purchase Agreement between AeroGen and Becton,
                          Dickinson and Company, dated May 10, 2000

 5.1                      Opinion of Cooley Godward LLP

10.1+                     Form of Indemnity Agreement

10.2+                     1994 Stock Option Plan

10.3+                     1996 Stock Option Plan

10.4+                     2000 Equity Incentive Plan

10.5+                     2000 Non-Employee Directors' Stock Option Plan

10.6+                     2000 Employee Stock Purchase Plan

10.7+                     Sublease between AeroGen and MicroBar dated April 3, 1997

10.8+                     Sublease between AeroGen and MicroBar dated August 9, 1999

10.9++                    Development & Supply Agreement between AeroGen and
                          PathoGenesis Corporation dated March 13, 2000

10.10+++                  Development Agreement between Becton, Dickinson and Company and AeroGen, dated May 10, 2000

10.11+                    Settlement Agreement between Bespak plc and AeroGen and
                          Tenax Corporation, dated March 4, 1999

10.12+                    Agreement for the Acquisition By Way of Exchange of the
                          Entire Issued "A" Share Capital of Cerus Limited, dated May
                          25, 2000

10.13+                    Amended and Restated 1996 Stock Option Plan

10.14+                    AeroGen, Inc. Executive Severance Benefit Plan

21.1+                     Subsidiaries of AeroGen

        EXHIBIT
        NUMBER            DESCRIPTION
-----------------------   -----------
23.1+                     Consent of PricewaterhouseCoopers LLP, independent
                          accountants

23.2+                     Consent of PricewaterhouseCoopers, independent accountants

23.3+                     Consent of Cooley Godward LLP. Reference is made to Exhibit
                          5.1

23.4+                     Consent of IMS HEALTH

23.5+                     Consent of Front Line Strategic Management Consulting, Inc.

24.1+                     Power of Attorney. Reference is made to Page II-6

27.1+                     Financial Data Schedule

------------------------

++   Confidential treatment requested as to specific portions, which portions are omitted and filed separately with the Securities and Exchange
    Commission.

+   Previously filed.